 Industry Canada   Industrie Canada

Certificate
of Amalgamation

Certificat
de fusion

Canada Business
Corporations Act

Loi canadienne sur
les sociétés par actions

MDS INC.

411825-1

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the above-named
corporation resulted from an amalgamation,
under section 185 of the *Canada Business
Corporations Act,* of the corporations set out in
the attached articles of amalgamation.

Je certifie que la société susmentionnée est
issue d'une fusion, en vertu de l'article 185 de
la *Loi canadienne sur les sociétés par actions,*
des sociétés dont les dénominations
apparaissent dans les statuts de fusion
ci-joints.

Director - Directeur

October 30, 2002 / le 30 octobre 2002

Date of Amalgamation - Date de fusion

Canada



Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 9
ARTICLES OF AMALGAMATION
(SECTION 185)

FORMULE 9
STATUTS DE FUSION
(ARTICLE 185)

1 -- Name of the Amalgamated Corporation — Dénomination sociale de la société issue de la fusion

MDS INC.

2 -- The province or territory in Canada where the registered office is to be situated — La province ou le territoire au Canada où se situera le siège social

Ontario

3 -- The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The attached Schedule 1 is incorporated in this form.

4 -- Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

None

5 -- Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum of three (3) - Maximum of twenty (20)

6 -- Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 -- Other provisions, if any — Autres dispositions, s'il y a lieu

The Board of Directors may appoint one or more directors to hold office between annual meetings for a term expiring not later than the next annual meeting of shareholders provided in no event shall the number of directors so appointed exceed one third of the number of directors elected at the previous annual meeting.

8 -- The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: — La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après

- ☐ 183
- ☑ 184(1)
- ☐ 184(2)

9 -- Name of the amalgamating corporations / Dénomination sociale des sociétés fusionnantes	Corporation No. / Nº de la société	Signature	Date	Title / Titre
MDS Inc.	342975-0	[signature]	Oct. 28 , 2002	Senior Vice President, General Counsel & ~~Secretary~~
3664368 Canada Inc.	3664368	[signature]	Oct. 28 , 2002	Vice-President & Secretary
4105681 Canada Inc.	4105681	[signature]	Oct. 28 , 2002	Secretary

For Departmental Use Only - À l'usage du ministère

Corporation No. / Nº de la société ▶ 411825-1

Filed - Déposée

NOV 1 2002

IC 3190 (2001/11)

Canada

SCHEDULE 1
TO THE ARTICLES OF AMALGAMATION
OF MDS INC.

The Corporation is authorized to issue a class of shares to be designated as "Common Shares" without limit on the authorized number thereof, having attached thereto the following rights, privileges, restrictions and conditions:

(i)   the holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the corporation except class meetings of other classes of shares and shall have one vote for each Common Share held at such meetings of shareholders of the corporation;

(ii)   the holders of the Common Shares shall in each year, at the discretion of the Board of Directors, be entitled to non-cumulative dividends as and when declared by the Board of Directors; and

(iii)   the holders of the Common Shares shall be entitled to receive the remaining property of the corporation in the event of liquidation, dissolution or winding up of the corporation or other distribution of the assets of the corporation among its shareholders for the purpose of winding up its affairs.